Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Mylan N.V.

Commission File No.: 333-199861

The following presentation is being filed in connection with the proposed business combination between Mylan N.V. and Upjohn Inc., Pfizer Inc.’s off-patent branded and generic established medicines business.

February 27, 2020 VIATRIS : A New Champion for Global Health TM

Forward-Looking Statements This presentation contains “forward-looking statements.” Such forward-looking statements may include, without limitation, our 2020 financial guidance and any other statements about the proposed transaction pursuant to which Mylan will combine with Pfizer Inc.’s Upjohn Business (the “Upjohn Business”) in a Reverse Morris Trust transaction (the “Combination”), the expected timetable for completing the Combination, the benefits and synergies of the Combination, future opportunities for the combined company and products and any other statements regarding Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. These may often be identified by the use of words such as “will,” “may,” “could,” “should,” “would,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “pipeline,” “intend,” “continue,” “target,” “seek,” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: with respect to the Combination, the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Combination, changes in relevant tax and other laws, the parties’ ability to consummate the Combination, the conditions to the completion of the Combination, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all, the regulatory approvals required for the Combination not being obtained on the terms expected or on the anticipated schedule or at all, the integration of Mylan and the Upjohn Business being more difficult, time consuming or costly than expected, Mylan’s and the Upjohn Business’s failure to achieve expected or targeted future financial and operating performance and results, the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the Combination within the expected time-frames or at all or to successfully integrate Mylan and the Upjohn Business, customer loss and business disruption being greater than expected following the Combination, the retention of key employees being more difficult following the Combination, changes in third-party relationships and changes in the economic and financial conditions of the business of Mylan or the Upjohn Business; actions and decisions of healthcare and pharmaceutical regulators; failure to achieve expected or targeted future financial and operating performance and results; uncertainties regarding future demand, pricing and reimbursement for our or the Upjohn Business’s products; any regulatory, legal or other impediments to Mylan's or the Upjohn Business’s ability to bring new products to market, including, but not limited to, where Mylan or the Upjohn Business uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan's or the Upjohn Business’s ability to execute on new product opportunities; any changes in or difficulties with our or the Upjohn Business’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on our or the Upjohn Business’s financial condition, results of operations and/or cash flows; the ability to meet expectations regarding the accounting and tax treatments of acquisitions; changes in relevant tax and other laws, including but not limited to changes in the U.S. tax code and healthcare and pharmaceutical laws and regulations in the U.S. and abroad; any significant breach of data security or data privacy or disruptions to our or the Upjohn Business’s information technology systems; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; the impact of competition; identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products, or assets being more difficult, time-consuming or costly than anticipated; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with business transformation initiatives, strategic acquisitions, strategic initiatives or restructuring programs within the expected time-frames or at all; uncertainties and matters beyond the control of management, including but not limited to general political and economic conditions and global exchange rates; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan's business activities, see the risks described in Mylan's Annual Report on Form 10-K for the year ended December 31, 2018, as amended, Mylan’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 and our other filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the Combination are also more fully discussed in the registration statement on Form S-4 (the “Form S-4”), which has been filed by Upjohn Inc. with the SEC and subsequently amended, and declared effective on February 13, 2020, the Registration Statement on Form 10, which has been filed by Upjohn Inc. with the SEC and subsequently amended and has not yet been declared effective (as amended, the “Form 10”) a definitive proxy statement of Mylan, which has been filed by Mylan on February 13, 2020 (the “Proxy Statement”) and a prospectus, which was filed by Upjohn Inc. with the SEC on February 13, 2020 (the “Prospectus”). You can access Mylan's filings with the SEC through the SEC website at www.sec.gov or through our website, and Mylan strongly encourages you to do so. Mylan routinely posts information that may be important to investors on our website at investor.mylan.com, and we use this website address as a means of disclosing material information to the public in a broad, non-exclusionary manner for purposes of the SEC's Regulation Fair Disclosure (Reg FD). The contents of our website are not incorporated into this presentation. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this presentation other than as required by law.

Additional Information and Where to Find It This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, Upjohn Inc. and Mylan have filed certain materials with the SEC, including, among other materials, the Form S-4, Form 10 and Prospectus filed by Upjohn Inc. and the Proxy Statement filed by Mylan. The Form S-4 was declared effective on February 13, 2020 and the Proxy Statement and the Prospectus were first sent to shareholders of Mylan on or about February 14, 2020 in connection with seeking approval of the proposed transaction. The Form 10 has not yet become effective. After the Form 10 is effective, a definitive information statement will be made available to the Pfizer stockholders relating to the proposed transaction. Upjohn Inc. and Mylan intend to file additional relevant materials with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, UPJOHN INC. AND THE PROPOSED TRANSACTION. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan, at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable. Participants in the Solicitation This communication is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Upjohn Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2019 and its definitive proxy statement and additional proxy statement relating to its 2019 Annual Meeting filed with the SEC on March 14, 2019 and on April 2, 2019, respectively, and Current Report on Form 8-K filed with the SEC on June 27, 2019. Information about the directors and executive officers of Mylan may be found in its amended Annual Report on Form 10-K filed with the SEC on April 30, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting filed with the SEC on May 24, 2019. Additional information regarding the interests of these participants can also be found in the Form S-4, the Proxy Statement and the Prospectus. These documents can be obtained free of charge from the sources indicated above.

Empowering people worldwide to live healthier, at every stage of life. PARTNERSHIP LEADERSHIP ACCESS

Empowering people worldwide to live healthier, at every stage of life Partner of Choice Creating better value for all stakeholders Global Supply Network Expansive Technical Expertise Cost Efficient Operating Platform Broad Global Commercial Reach Across Channels &TAs Global Healthcare GatewayTM VIATRIS Will Offer a Unique Global Healthcare Gateway

Clear Roadmap of Execution to Optimize Total Shareholder Return (TSR) Years 0 1 2 3 4 5 6 7+ Business Execution Capital Allocation Operations Leverage New Pipeline Launches Capital Return Synergies Business Development New Pipeline Investment INTEGRATION PRODUCT LAUNCHES ~$3bn COST SYNERGIES REVENUE SYNERGIES RAPID DELEVERAGING SHARE REPURCHASES DIVIDENDS Transaction Close

On-Track for Mid-2020 Close Ongoing Integration Planning Announce New Company Name Determined that VIATRIS will be Listed on Nasdaq Announced VIATRIS Director Appointments Announced VIATRIS Chief Financial Officer Received Certain Regulatory Approvals, Including China, Russia, Canada, Brazil, Ukraine, Serbia, Colombia and Turkey Announced Mylan Shareholder Meeting to be Held on April 27, 2020 Receive Mylan Shareholder Approval Receive Remaining Regulatory Approvals, including U.S., and EC Complete Other Customary Closing Conditions Transaction Expected to Close Mid-2020 ü ü ü ü ü ü ü